

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Eli Casdin
Chief Executive Officer and Director
CM Life Sciences III Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065

**Re: CM Life Sciences III Inc.**
   **Amendment No. 3 to Registration Statement on Form S-4**
   **Filed November 23, 2021**
   **File No. 333-259054**

Dear Mr. Casdin:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

CM LIFE SCIENCES III INC.
Unaudited Condensed Consolidated Financial Statements as of September 30, 2021
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Class A Common Stock Subject to Possible Redemption, page F-16

1.  Please disclose your accounting policy election for changes to the redemption value of your Class A Common Stock here and in the critical accounting policies and estimates section of your MD&A on page 252. Refer to ASC 480-10-S99-3A-15.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.  Please contact Jordan Nimitz at 202-551-6001 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Joel Rubinstein, Esq.